UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS

Name: Carlos E. Galvez Pinillos

Title: Chief Financial Officer

Date: February 28, 2017

Buenaventura Announces Fourth Quarter and Twelve Month 2016 Results

LIMA, Peru--(BUSINESS WIRE)--February 28, 2017--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q16) and twelve-month (FY16) periods ended December 31, 2016. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter and Full Year 2016 Highlights:

  In 4Q16, EBITDA from direct operations was US$80.4 million compared to US$19.6 million reported in 4Q15. Adjusted EBITDA (including associated companies) increased 126% (US$ 176.8 million) in 4Q16, compared to the US$ 78.4 million in 4Q15.
  All in Sustaining Cost (AISC*) decreased 11% in 4Q16 (US$ 846/oz), compared to 4Q15 (US$ 953/oz).
  Full year 2016 attributable production was 627k gold ounces and 24.7 million silver ounces, compared to 745k gold ounces and 22.1 million silver ounces in 2015.
  Positive results in explorations, especially in the Orcopampa Mine (See appendix 4).
  Net income in 4Q16 was negative US$ 405.9 million mainly due to a US$422.5 million non-cash adjustments from Yanacocha (attributable to Buenaventura).
  Tambomayo produced its first doré bar in December 2016. Full plant capacity is expected by 2Q17.
  Buenaventura´s Net debt/EBITDA ratio has been reduced to 1.74x, in line with guidance.
  Important improvement at El Brocal. Good operating results.
  In line with Buenaventura´s dividend policy, a dividend payment of US$ 0.057 per share/ADS will be declared.

Financial Highlights (in millions of US$, except EPS figures):

	4Q16	4Q15	Var%	FY16	FY15	Var%
Total Revenues	287.1	235.1	22%	1,068.8	929.5	15%
Operating Profit	24.8	-43.5	N.A.	132.2	-136.9	N.A.
EBITDA Direct Operations	80.4	19.6	309%	333.3	99.8	234%
Adjusted EBITDA (Inc Associates)	176.8	78.4	126%	645.2	371.6	74%
Net Income	-405.9	-292.6	39%	-323.5	-317.2	2%
EPS**	-1.60	-1.15	39%	-1.27	-1.25	2%

(*)	See Appendix 5
(**)	as of December 31, 2016 Buenaventura had a weighted average number of shares outstanding of 254,186,867.

Operating Revenues

During 4Q16, net sales were US$281.3 million, a 23% increase compared to the US$227.9 million reported in 4Q15. This result was mainly explained by an increase in all metal prices as well as higher volume sales of copper, zinc and lead.

Royalty income decreased 19% from US$7.2 million in 4Q15 to US$5.8 million in 4Q16 as a result of lower revenues at Yanacocha (21% QoQ).

Operating Highlights	4Q16	4Q15	Var%	FY16	FY15	Var%
Net Sales (in millions of US$)	281.3	227.9	23%	1,044.5	897.1	16%
Average Realized Gold Price (US$/oz) (1) (2)	1,149	1,093	5%	1,244	1,150	8%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,179	1,096	8%	1,245	1,154	8%
Average Realized Silver Price (US$/oz) (1) (2)	17.80	14.46	23%	17.65	15.06	17%
Average Realized Lead Price (US$/MT) (1) (2)	2,335	1,665	40%	1,978	1,712	16%
Average Realized Zinc Price (US$/MT) (1) (2)	2,641	1,447	82%	2,267	1,839	23%
Average Realized Copper Price (US$/MT) (1) (2)	5,568	4,332	29%	4,919	4,515	9%

Volume Sold	4Q16	4Q15	Var%	FY16	FY15	Var%
Gold Oz Direct Operations (1)	85,836	93,352	-8%	354,116	364,831	-3%
Gold Oz inc Associated Companies (3)	171,484	207,701	-17%	691,649	825,749	-16%
Silver Oz (1)	5,938,481	6,571,227	-10%	21,863,019	20,811,046	5%
Lead MT (1)	8,304	10,302	-19%	29,678	32,389	-8%
Zinc MT (1)	19,963	16,087	24%	62,829	55,529	13%
Copper MT (1)	12,779	9,176	39%	45,674	29,094	57%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal
(2)	The realized price considers the adjustments of quotational periods
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.95% of Coimolache and 43.65% of Yanacocha

Net sales increased 16%, from US$897.1 million in FY15 to US$1,044.5 million in FY16. Royalty income for FY16 was US$24.3 million, 25% lower than US$32.4 million during FY15.

Production and Operating Costs

In 4Q16, Buenaventura’s gold equity production from direct operations was 68,268, 4% lower compared to the figure reported in 4Q15 (70,910 gold ounces). Gold production including associated companies in 4Q16 was 159,212 ounces, 13% lower than the amount reported in the same period 2015. This decline is explained by a decrease in production from Yanacocha. Zinc and Copper equity production were higher during 4Q16 compared to 4Q15 mainly as a result of higher production coming from El Brocal.

Buenaventura´s gold equity production from direct operations in FY16 was in line compared to the figure reported in FY15. Silver equity production from direct operations in FY16 was 11% higher compared to FY15, this was mainly due to higher production coming from the Uchuchacua (16% YoY) and Mallay (27% YoY) mines. Buenaventura´s Zinc equity production increased 18% in FY16 compared to FY15. This increment is explained by higher production from the Uchuchacua mine (27% YoY), Mallay mine (14% YoY) and El Brocal (8% YoY). Buenaventura´s copper production increased 65% in FY15 compared to FY15 due to higher production from El Brocal (53% YoY).

Equity Production	4Q16	4Q15	Var%	FY16	FY15	Var%
Gold Oz Direct Operations(1)	68,268	70,910	-4%	281,086	286,178	-2%
Gold Oz including Associated Companies	159,212	182,247	-13%	627,434	744,800	-16%
Silver Oz Direct Operations(1)	6,109,374	6,201,646	-1%	23,448,833	21,194,300	11%
Silver Oz including Associated Companies	6,382,558	6,506,921	-2%	24,672,571	22,131,806	11%
Lead MT	7,396	8,779	-16%	28,531	28,412	0%
Zinc MT	15,646	12,642	24%	51,465	43,694	18%
Copper MT Direct Operations(1)	8,218	5,034	63%	29,195	17,674	65%
Copper MT including Associated Companies	34,222	23,757	44%	127,584	66,032	93%

Consolidated Production	4Q16	4Q15	Var%	FY16	FY15	Var%
Gold Oz(2)	86,803	90,490	-4%	356,367	357,570	0%
Silver Oz(2)	6,624,276	6,786,872	-2%	24,648,761	23,035,110	7%
Lead MT(2)	9,174	11,924	-23%	33,850	37,135	-9%
Zinc MT(2)	23,896	19,975	20%	75,075	68,240	10%
Copper MT(2)	13,929	9,244	51%	49,460	32,400	53%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.32% of El Brocal
(2)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Orcopampa (100% owned by Buenaventura)

Production
		4Q16	4Q15	Var%	FY16	FY15	Var%
Gold	Oz	45,973	48,606	-5%	191,102	204,629	-7%
Silver	Oz	199,509	170,254	17%	692,318	562,795	23%

Cost Applicable to Sales
		4Q16	4Q15	Var%	FY16	FY15	Var%
Gold	US$/Oz	772	682	13%	704	678	4%

Gold production at Orcopampa decreased 5% in 4Q16 (compared to 4Q15) mainly due to lower ore treated and lower ore grade (see Appendix 2). Cost Applicable to Sales (CAS) in 4Q16 (772 US$/Oz) increased 13% compared to 4Q15 (682 US$/Oz), mainly due to lower volume sold (12% QoQ) and higher exploration efforts from the Pucara, Pucarina and Lucia areas.

Gold production guidance for 2017 is 180k – 190k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		4Q16	4Q15	Var%	FY16	FY15	Var%
Silver	Oz	4,042,722	4,118,509	-2%	16,212,746	13,919,922	16%
Zinc	MT	1,662	1,602	4%	7,227	5,692	27%
Lead	MT	2,855	2,565	11%	10,724	8,433	27%

Cost Applicable to Sales
		4Q16	4Q15	Var%	FY16	FY15	Var%
Silver	US$/Oz	11.53	12.82	-10%	11.03	13.93	-21%

Silver production in 4Q16 was in line with the figure reported in 4Q15. In FY16, silver production increased 16% compared to FY15, mainly due to more ore treated (16% YoY) (see Appendix 2).

Cost Applicable to Sales (CAS) in 4Q16 decreased 10% compared to 4Q15, an improvement primarily explained by i) increasing efficiencies as a result of massive mining using the bench & fill method and ii) lower commercial deductions.

Silver production guidance for 2017 is 16.0 million – 17.0 million ounces.

Mallay (100% owned by Buenaventura)

Production
		4Q16	4Q15	Var%	FY16	FY15	Var%
Silver	Oz	374,756	357,236	5%	1,627,246	1,285,361	27%
Zinc	MT	2,326	2,407	-3%	10,463	9,173	14%
Lead	MT	1,476	1,841	-20%	7,383	7,193	3%

Cost Applicable to Sales
		4Q16	4Q15	Var%	FY16	FY15	Var%
Silver	US$/Oz	13.48	13.77	-2%	12.78	13.90	-8%

Silver production in 4Q16 increased 5% compared to 4Q15, mainly due to more ore treated). In FY16, silver production increased 16% compared to FY15, explained by more ore treated (29% YoY) (see Appendix 2).

Cost Applicable to Sales (CAS) in 4Q16 was in line with the figure reported in 4Q15.

Silver production guidance for 2017 is 1.5 million – 1.7 million ounces.

Julcani (100% owned by Buenaventura)

Production
		4Q16	4Q15	Var%	FY16	FY15	Var%
Silver	Oz	790,618	868,662	-9%	3,264,420	3,266,453	0%

Cost Applicable to Sales
		4Q16	4Q15	Var%	FY16	FY15	Var%
Silver	US$/Oz	12.50	11.32	10%	11.62	12.30	-6%

Silver production in 4Q16 was 9% lower compared to 4Q15, mainly due to lower ore grades. FY16 production was 3,264,420 in line with FY15. Cost Applicable to Sales (CAS) in 4Q16 was 10% higher than 4Q15, primarily explained by lower volume sold.

Silver production guidance for 2017 is 3.0 million – 3.4 million ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		4Q16	4Q15	Var %	FY16	FY15	Var %
Gold	Oz	32,739	37,709	-13%	139,724	141,071	-1%
Silver	Oz	58,279	89,111	-35%	217,292	331,080	-34%

Cost Applicable to Sales
		4Q16	4Q15	Var %	FY16	FY15	Var %
Gold	US$/Oz	730	517	41%	607	753	-19%

Gold production in 4Q16 decreased 13% compared to 4Q15. CAS in 4Q16 increased 41% compared to 3Q15, primarily due to i) less volume sold ii) more hauling expenses.

Gold production guidance for 2017 is 115k – 125k ounces.

Tantahuatay (40.10% owned by Buenaventura)

Production
		4Q16	4Q15	Var %	FY16	FY15	Var %
Gold	Oz	39,926	47,697	-16%	150,816	144,782	4%
Silver	Oz	123,786	281,440	-56%	711,337	879,832	-19%

Cost Applicable to Sales
		4Q16	4Q15	Var %	FY16	FY15	Var %
Gold	US$/Oz	534	388	38%	492	489	1%

Gold production in 4Q16 decreased 16% compared to the figure reported in 4Q15. CAS in 4Q16 increased 38% compared to 4Q15 mainly due to lower volume sold and higher exploration expenses.

Gold production guidance for 2017 is 145k – 155k ounces

El Brocal (61.32% owned by Buenaventura)

Production
		4Q16	4Q15	Var %	FY16	FY15	Var %
Copper	MT	13,858	9,165	51%	49,170	32,061	53%
Zinc	MT	19,908	15,966	25%	57,385	53,319	8%
Silver	Oz	1,158,392	1,183,101	-2%	2,634,739	3,669,500	-28%

Cost Applicable to Sales
		4Q16	4Q15	Var %	FY16	FY15	Var %
Copper	US$/Lb	1.97	2.47	-20%	2.11	2.41	-13%
Zinc	US$/Lb	0.84	0.65	28%	0.82	0.73	13%

During 4Q16, copper production increased 51% compared to 4Q15 and 53% in FY16 compared to FY15 due to a higher ore volume treated and ore grade. In 4Q16 zinc production increased 25% compared to 4Q15 and 8% in FY16 compared to FY15 as a result of higher ore treated and ore grade.

In 4Q16, zinc Cost Applicable to sales (CAS) increased 28% compared to 4Q15 mainly due to lower silver by-product contribution and a higher stripping ratio (9.4 in 4Q16 compared to 4.5 in 4Q16). Copper CAS in 4Q16 decreased 20% compared to 4Q15 mainly explained by more volume sold due to better ore grades and better commercial terms.

Zinc production guidance for 2017 is 70k – 80k MT, while copper production guidance for 2017 is 55k – 65k MT.

General and Administrative Expenses

General and administrative expenses in 4Q16 were US$23.6 million, 8% lower compared to the US$25.6 million in 4Q15 mainly due to lower insurance expenses (65% QoQ). For FY16, the expense was US$81.7 million (US$84.4 million in FY15).

Exploration in Non-Operating Areas

Exploration costs in non-operating areas during 4Q16 were US$11.8 million compared with US$5.0 million in 4Q15. During the period, Buenaventura’s main exploration efforts were focused on the San Gabriel project (US$5.15 million), the Tambomayo project (US$2.30 million), and Marcapunta Norte (US$0.41 million). For FY16, the expense was US$26.6 million (US$30.6 million in FY15).

Share in Associated Companies

During 4Q16, Buenaventura’s share in associated companies was negative US$402.5 million, compared to negative US$235.0 million reported in 4Q15, composed by:

Share in the Result of Associates (in millions of US$)	4Q16	4Q15	Var %	FY16	FY15	Var %
Cerro Verde	22.5	-3.6	N.A.	66.8	6.5	924%
Coimolache	6.5	7.5	-14%	23.5	16.6	42%
Yanacocha	-431.5	-238.9	81%	-455.6	-196.5	132%
Total	-402.5	-235.0	71%	-365.3	-173.4	111%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 4Q16, gold production was 171,675 ounces, 19% lower than 4Q15 production (211,256 ounces). For FY16, gold production was 654,934 ounces, 29% lower than 917,690 ounces in FY15.

Gold production guidance at Yanacocha for 2017 is 530k – 560k ounces.

In 4Q16, Yanacocha reported a net loss of US$988.6 million, this includes a US$889.4 million non-cash impairment (US$ 388.2 million attributable to Buenaventura) and a US$ 78.5 million non-cash reclamation provision (US$ 34.3 million attributable to Buenaventura), compared to a net loss of US$547.4 million reported in 4Q15.

CAS in 4Q16 was US$829/oz, 11% higher than the US$747/oz reported in 4Q15 mainly due to lower volume sold (158,227 gold ounces in 4Q16 vs 216,733 gold ounces in 4Q15).

Quecher Main (oxide deposit) is expected to extend the life of the Yanacocha operation to 2025 with an average annual production of approximately 200,000 gold ounces per year between 2020 and 2025. The estimated CAPEX of the project is $275 and $325 million. A project decision is expected in 2H17.

Studies are in process for Yanacocha sulfides. The project added 2 million ounces to resources.

Capital expenditures at Yanacocha were US$20.4 million in 4Q16, while for FY16 total capital expenditures were US$83.1 million.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 4Q16 copper production was 132,814 MT (26,005 MT attributable to Buenaventura), a 39% increase compared to 4Q15 (95,619 MT and 18,722 MT attributable to Buenaventura). For FY16, copper production was 502,495 MT (98,388 MT attributable to Buenaventura).

During 4Q16, Cerro Verde reported a net income of US$114.9 million compared to net loss of US$13.2 million in 4Q15. This increase was primarily due to: i) higher volumes sold and ii) higher realized price (US$2.72/Lb in 4Q16 compared to US$2.07/Lb). For FY16, net income was US$340.9 million (compared to US$33.8 million in FY15).

Capital expenditures at Cerro Verde were US$72.2 million in 4Q16, while for FY16 was US$421.6 million.

Syndicated Loan (US$1.8B): US$400 million have been prepaid. It is expected to be fully paid by 2018, depending on copper prices.

Copper production guidance at Cerro Verde for 2017 is 500k MT – 550k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to net income in 4Q16 was US$6.5 million (US$7.5 million in 4Q15). For FY16, the contribution was US$23.5 million, compared to US$16.6 million reported in FY15.

Project Development and Exploration

The Tambomayo Project (100% ownership)

  The first doré bar was produced in December 2016.
  Working on Ramp-up, full capacity expected by 2Q17.
  2017 Production Guidance of 120 – 150 Au Oz.
  Total CAPEX: US$ 362 million.

The San Gabriel Project (100% ownership)

  Updating the economic model with 2016 exploration results.
  Approval of the Environmental Impact Assessment (EIA) expected by 1H17.
  Project decision for next stage is expected in 1H17.
  During 2H17 basic and detailed engineering will be delivered.

Other

During the February 28, 2017 Board meeting, the Directors passed the following resolution:

  To call for the Annual Shareholders Meeting to be held on March 28, with the following items to be proposed for approval:

a. Approval of the Annual Report as of December 31, 2016

b. Approval of the Financial Statements as of December 31, 2016

c. Appointment of Ernst and Young (Paredes, Zaldivar, Burga y Asociados) as External Auditors for fiscal year 2017.

d. Declaration of cash dividend of US$ 0.057 per share or ADS, payable on May 2, 2017.

e. Election of the new members of the board for the period 2017 – 2019.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2015 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*)	Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of Decemberr 31, 2016)
	BVN Equity %	Operating Mines / Business

El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.32	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)	Consolidates
(**)	Equity Accounting

APPENDIX 2

		GOLD PRODUCTION
		4Q16	4Q15%		FY16	FY15%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	113,723	120,878	-6%	464,366	458,222	1%
	Ore Grade OZ/MT	0.41	0.42	-3%	0.41	0.46	-12%
	Recovery Rate %	97.3%	93.9%	4%	96.3%	95.3%	1%
	Ounces Produced*	45,973	48,606	-5%	191,102	204,629	-7%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	32,739	37,709	-13%	139,724	141,071	-1%
Tantahuatay	Ounces Produced	39,926	47,697	-16%	150,816	144,782	4%

		SILVER PRODUCTION
		4Q16	4Q15%		FY16	FY15%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	324,291	318,219	2%	1,267,752	1,121,474	13%
	Ore Grade OZ/MT	14.82	15.38	-4%	15.23	14.80	3%
	Recovery Rate %	84.1%	84.2%	0%	83.9%	83.9%	0%
	Ounces Produced	4,042,722	4,118,509	-2%	16,212,746	13,919,922	16%
Julcani	Ore Milled DMT	42,440	45,024	-6%	173,865	177,948	-2%
	Ore Grade OZ/MT	19.23	20.06	-4%	19.51	19.22	2%
	Recovery Rate %	96.9%	96.2%	1%	96.3%	95.5%	1%
	Ounces Produced	790,618	868,662	-9%	3,264,420	3,266,453	0%
Mallay	Ore Milled DMT	51,613	42,812	21%	204,035	158,124	29%
	Ore Grade OZ/MT	7.66	8.93	-14%	8.49	8.66	-2%
	Recovery Rate %	94.7%	93.4%	1%	93.9%	93.8%	0%
	Ounces Produced	374,756	357,236	5%	1,627,246	1,285,361	27%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	897,695	1,030,199	-13%	1,835,242	2,811,391	-35%

		ZINC PRODUCTION
		4Q16	4Q15%		FY16	FY15%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	324,291	318,219	2%	1,267,752	1,121,474	13%
	Ore Grade %	1.20%	1.04%	15%	1.17%	1.05%	11%
	Recovery Rate %	42.4%	48.0%	-12%	48.8%	48.2%	1%
	MT Produced	1,662	1,602	4%	7,227	5,693	27%
Mallay	Ore Milled DMT	51,613	42,812	21%	204,035	158,123	29%
	Ore Grade %	5.03%	6.51%	-23%	5.79%	6.60%	-12%
	Recovery Rate %	89.6%	86.3%	4%	88.3%	87.9%	0%
	MT Produced	2,326	2,407	-3%	10,463	9,172	14%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	19,908	15,966	25%	57,385	53,319	8%

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	4Q16	4Q15	FY 2016	FY 2015
Net Income	-409,169	-315,297	-327,814	-375,545
Add / Substract:	490,123	335,185	994,094	479,294
Provision for income tax, net	15,879	18,697	53,504	14,763
Share in associated companies by the equity method, net	402,543	234,996	365,321	173,375
Interest income	-769	-8,585	-6,830	-11,026
Interest expense	4,995	6,494	31,580	27,572
Loss on currency exchange difference	-1,383	6,176	-2,638	13,693
Long Term Compensation provision	54,606	63,505	192,647	232,583
Depreciation and Amortization	1,561	-134	8,133	495
Workers´ participation provision	0	0	0	3,803
Loss from discontinued operations	12,691	14,036	19,073	20,233
Impairment of Long-Lived Assets	0	0	333,304	3,803
EBITDA Buenaventura Direct Operations	80,954	19,888	666,280	103,749
EBITDA Yanacocha (43.65%)	0	0	0	0
EBITDA Cerro Verde (19.58%)	0	0	0	0
EBITDA Coimolache (40.01%)	0	0	0	0
Adjusted EBITDA (including Associated companies)	80,954	19,888	666,280	103,749

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

APPENDIX 4: PRELIMINARY PROVEN AND PROBABLE RESERVES

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)

Orcopampa	100.00	764	0.472	361	361
Julcani	100.00	295	0.009	3	3
Mallay	100.00	162	0.015	2	2
Tambomayo	100.00	2,128	0.281	597	597
La Zanja	53.06	15,116	0.017	253	134
La Zanja (on Pads and Plant)	53.06			11	6
Tantahuatay (Oxides)	40.10	81,267	0.013	1,023	410
Tantahuatay PAD	40.10			11	5
El Brocal Marcapunta (Sulphides)*	61.32	N.A.	N.A.	N.A.	N.A.
Yanacocha	43.65			5,057	2,207

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)

Uchucchacua (Silver - Zinc - Lead)	100.00	4,653	14.220	66,170	66,170
Julcani	100.00	295	20.960	6,182	6,182
Mallay	100.00	162	9.200	1,492	1,492
Orcopampa	100.00	764	1.520	1,158	1,158
Tambomayo	100.00	2,128	9.650	20,539	20,539
La Zanja	53.06	15,116	0.270	4,156	2,205
La Zanja (on Pads and Plant)	53.06			162	86
Tantahuatay Oxidos	40.10	81,267	0.259	21,078	8,451
Tantahuatay PAD	40.10			50	20
El Brocal (Tajo Norte - La Llave)*	61.32	N.A.	N.A.	N.A.	N.A.
El Brocal Marcapunta (Sulphides)*	61.32	N.A.	N.A.	N.A.	N.A.
Yanacocha	43.65			55,333	24,153
Cerro Verde (Sulphides)	19.58	N.A.	N.A.	N.A.	N.A.

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua (Silver - Zinc - Lead)	100.00	4,653	1.87	87	87
Mallay	100.00	162	7.69	12	12
Tambomayo	100.00	2,128	2.41	51	51
El Brocal (Tajo Norte - La Llave)*	61.32	N.A.	N.A.	N.A.	N.A.

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)
Uchucchacua (Silver - Sulphides)	100.00	4,653	1.42	66	66
Julcani	100.00	295	2.30	7	7
Mallay	100.00	162	4.65	8	8
Tambomayo	100.00	2,128	1.20	26	26
El Brocal (Tajo Norte - La Llave)*	61.32	N.A.	N.A.	N.A.	N.A.

* To be included in the annual report.

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)
Julcani	100.00	295	0.49	1	1
El Brocal Marcapunta (Sulphides)*	61.32	N.A.	N.A.	N.A.	N.A.
Cerro Verde (Sulphides)*	19.58	N.A.	N.A.	N.A.	N.A.
Cerro Verde (Oxides)*	19.58	N.A.	N.A.	N.A.	N.A.

MOLYBDENUM
	% Ownership	MT (000)	% Mo	Oz (000)	Attributable (000)

Cerro Verde (Sulphides)*	19.58	N.A.	N.A.	N.A.	N.A.

Prices used for Reserves calculation:
Gold 1,250 US$/Oz - Silver 19 US$/Oz - Zinc 2,100 US$/MT - Lead 1,800 US$/MT - Copper 5,000 US$/MT

* To be included in the annual report.

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2016	2015	2016	2015
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	137,021	145,874	508,566	573,102
Add:
Consolidated Exploration in units in operation	29,943	23,691	96,149	89,699
Consolidated Commercial deductions	73,107	60,998	244,413	196,145
Consolidated Selling expenses	6,087	6,664	21,733	19,365
Consolidated Cost applicable to sales	246,158	237,227	870,861	878,311

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2016	2015	2016	2015
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	9	15	49
Julcani, Silver	5,485	6,739	20,032	23,134
Julcani, Lead	510	484	1,855	1,906
Julcani, Copper	26	53	83	242
Mallay, Gold	53	148	512	201
Mallay, Silver	2,292	2,234	9,461	8,014
Mallay, Lead	1,327	1,343	4,943	5,190
Mallay, Zinc	2,095	1,317	7,371	6,256
Orcopampa, Gold	21,376	25,886	88,213	104,204
Orcopampa, Silver	1,108	877	4,271	3,512
Orcopampa, Copper	54	0	92	0
Uchucchacua, Gold	56	7	123	25
Uchucchacua, Silver	25,190	31,325	92,188	110,351
Uchucchacua, Lead	1,927	1,714	5,763	6,356
Uchucchacua, Zinc	1,324	1,038	4,262	4,825
La Zanja, Gold	25,017	19,179	89,816	105,795
La Zanja, Silver	652	454	1,787	3,213
El Brocal, Gold	1,539	1,759	6,773	4,258
El Brocal, Silver	4,161	7,066	12,161	21,024
El Brocal, Lead	3,024	5,641	9,878	15,244
El Brocal, Zinc	14,093	10,475	45,506	42,157
El Brocal, Copper	22,826	22,449	92,224	68,711
Non Mining Units	2,886	5,678	11,237	38,435
Consolidated Cost of sales, excluding depreciation and amortization	137,021	145,874	508,566	573,102

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended December 31		For the 12 months ended December 31
	2016	2015	2016	2015
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	4	8	25
Julcani, Silver	2,764	2,641	10,086	11,597
Julcani, Lead	257	190	934	956
Julcani, Copper	13	21	42	121
Mallay, Gold	21	60	183	77
Mallay, Silver	893	902	3,379	3,073
Mallay, Lead	517	542	1,765	1,990
Mallay, Zinc	816	532	2,633	2,399
Orcopampa, Gold	13,701	9,680	42,985	40,344
Orcopampa, Silver	710	328	2,081	1,360
Orcopampa, Copper	34	0	45	0
Uchucchacua, Gold	19	2	38	6
Uchucchacua, Silver	8,589	8,075	28,292	25,160
Uchucchacua, Lead	657	442	1,769	1,449
Uchucchacua, Zinc	452	267	1,308	1,100
La Zanja, Gold	487	6	591	41
La Zanja, Silver	13	0	12	1
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	29,943	23,691	96,149	89,699

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended December 31		For the 12 months ended December 31
	2016	2015	2016	2015
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	3	3	14
Julcani, Silver	1,129	2,007	5,021	7,258
Julcani, Lead	104	144	465	591
Julcani, Copper	5	17	25	81
Mallay, Gold	26	60	192	89
Mallay, Silver	1,167	1,216	4,745	4,098
Mallay, Lead	668	735	2,471	2,655
Mallay, Zinc	1,587	1,158	5,796	4,313
Orcopampa, Gold	164	55	496	255
Orcopampa, Silver	67	0	149	0
Orcopampa, Copper	12	0	21	0
Uchucchacua, Gold	19	2	46	7
Uchucchacua, Silver	9,552	12,517	37,877	37,753
Uchucchacua, Lead	727	675	2,348	2,161
Uchucchacua, Zinc	1,805	1,499	6,006	5,457
La Zanja, Gold	112	53	293	194
La Zanja, Silver	2	6	15	18
El Brocal, Gold	2,487	1,925	9,028	4,847
El Brocal, Silver	3,876	3,992	9,971	13,583
El Brocal, Lead	2,072	2,269	5,490	6,669
El Brocal, Zinc	16,196	6,903	39,944	24,622
El Brocal, Copper	31,330	25,762	114,012	81,479
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	73,107	60,998	244,413	196,145

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended December 31		For the 12 months ended December 31
	2016	2015	2016	2015
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	1	2
Julcani, Silver	216	180	770	963
Julcani, Lead	20	13	71	79
Julcani, Copper	1	1	3	10
Mallay, Gold	3	11	36	15
Mallay, Silver	136	163	658	580
Mallay, Lead	78	98	344	376
Mallay, Zinc	124	96	512	453
Orcopampa, Gold	454	190	1,024	823
Orcopampa, Silver	24	6	50	28
Orcopampa, Copper	1	0	1	0
Uchucchacua, Gold	3	0	6	1
Uchucchacua, Silver	1,136	1,060	4,173	3,225
Uchucchacua, Lead	87	58	261	186
Uchucchacua, Zinc	60	35	193	141
La Zanja, Gold	251	244	1,032	1,171
La Zanja, Silver	7	6	21	36
El Brocal, Gold	88	134	419	255
El Brocal, Silver	239	539	752	1,258
El Brocal, Lead	174	431	611	912
El Brocal, Zinc	809	799	2,815	2,522
El Brocal, Copper	1,310	1,713	5,704	4,110
Non Mining Units	867	886	2,278	2,220
Consolidated Selling expenses	6,087	6,664	21,733	19,365

	JULCANI
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	0	5,485	510	-	26	6,022	9	6,739	484	-	53	7,285
Add:
Exploration Expenses (US$000)	0	2,764	257	-	13	3,034	4	2,641	190	-	21	2,855
Commercial Deductions (US$000)	-0	1,129	104	-	5	1,237	3	2,007	144	-	17	2,171
Selling Expenses (US$000)	0	216	20	-	1	237	0	180	13	-	1	195
Cost Applicable to Sales (US$000)	0	9,594	891	-	45	10,530	16	11,567	832	-	92	12,506
Divide:
Volume Sold	1	767,334	587	-	17	Not Applicable	18	1,022,162	674	-	26	Not Applicable
CAS	515	12.50	1,517	-	2,630	Not Applicable	870	11.32	1,233	-	3,543	Not Applicable

	JULCANI
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15	20,032	1,855	-	83	21,985	49	23,134	1,906	-	242	25,332
Add:
Exploration Expenses (US$000)	8	10,086	934	-	42	11,069	25	11,597	956	-	121	12,699
Commercial Deductions (US$000)	3	5,021	465	-	25	5,514	14	7,258	591	-	81	7,944
Selling Expenses (US$000)	1	770	71	-	3	845	2	963	79	-	10	1,055
Cost Applicable to Sales (US$000)	27	35,908	3,325	-	153	39,413	90	42,953	3,533	-	454	47,030
Divide:
Volume Sold	32	3,090,967	2,679	-	54	Not Applicable	94	3,493,166	2,478	-	103	No Aplicable
CAS	825	11.62	1,241	-	2,837	No Applicable	955	12.30	1,425	-	4,416	No Applicable

	MALLAY
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	53	2,292	1,327	2,095	-	5,767	148	2,234	1,343	1,317	-	5,041
Add:
Exploration Expenses (US$000)	21	893	517	816	-	2,247	60	902	542	532	-	2,035
Commercial Deductions (US$000)	26	1,167	668	1,587	-	3,447	60	1,216	735	1,158	-	3,168
Selling Expenses (US$000)	3	136	78	124	-	341	11	163	98	96	-	367
Cost Applicable to Sales (US$000)	103	4,487	2,590	4,622	-	11,802	278	4,514	2,717	3,102	-	10,611
Divide:
Volume Sold	109	332,930	1,360	1,925	-	Not Applicable	292	327,697	1,765	1,981	-	Not Applicable
CAS	950	13.48	1,905	2,400	-	Not Applicable	954	13.77	1,540	1,566	-	Not Applicable

	MALLAY
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	512	9,461	4,943	7,371	-	22,287	201	8,014	5,190	6,256	-	19,660
Add:
Exploration Expenses (US$000)	183	3,379	1,765	2,633	-	7,960	77	3,073	1,990	2,399	-	7,539
Commercial Deductions (US$000)	192	4,745	2,471	5,796	-	13,204	89	4,098	2,655	4,313	-	11,155
Selling Expenses (US$000)	36	658	344	512	-	1,549	15	580	376	453	-	1,424
Cost Applicable to Sales (US$000)	923	18,242	9,523	16,312	-	45,000	381	15,765	10,211	13,421	-	39,778
Divide:
Volume Sold	1,041	1,426,986	6,775	8,728	-	Not Applicable	396	1,134,528	6,612	7,482	-	Not Applicable
CAS	886	12.78	1,406	1,869	-	No Applicable	960	13.90	1,544	1,794	-	No Applicable

	ORCOPAMPA
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	21,376	1,108	-	-	54	22,537	25,886	877	-	-	-	26,763
Add:					-
Exploration Expenses (US$000)	13,701	710	-	-	34	14,445	9,680	328	-	-	-	10,008
Commercial Deductions (US$000)	164	67	-	-	12	243	55	-	-	-	-	55
Selling Expenses (US$000)	454	24	-	-	1	479	190	6	-	-	-	196
Cost Applicable to Sales (US$000)	35,694	1,908	-	-	102	37,704	35,810	1,212	-	-	-	37,022
Divide:
Volume Sold	46,239	156,126	-	-	24	Not Applicable	52,488	139,557	-	-	-	Not Applicable
CAS	772	12.22	-	-	4,244	Not Applicable	682	8.68	-	-	-	Not Applicable

	ORCOPAMPA
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	88,213	4,271	-	-	92	92,576	104,204	3,512	-	-	-	107,716
Add:
Exploration Expenses (US$000)	42,985	2,081	-	-	45	45,111	40,344	1,360	-	-	-	41,704
Commercial Deductions (US$000)	496	149	-	-	21	667	255	0	-	-	-	255
Selling Expenses (US$000)	1,024	50	-	-	1	1,075	823	28	-	-	-	851
Cost Applicable to Sales (US$000)	132,718	6,552	-	-	159	139,429	145,626	4,900	-	-	-	150,526
Divide:
Volume Sold	188,511	680,708	-	-	48	Not Applicable	214,821	555,314	-	-	-	Not Applicable
CAS	704	9.62	-	-	3,305	No Applicable	678	8.82	-	-	-	No Applicable

	UCHUCCHACUA
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	56	25,190	1,927	1,324	-	28,497	7	31,325	1,714	1,038	-	34,084
Add:
Exploration Expenses (US$000)	19	8,589	657	452	-	9,717	2	8,075	442	267	-	8,786
Commercial Deductions (US$000)	19	9,552	727	1,805	-	12,103	2	12,517	675	1,499	-	14,694
Selling Expenses (US$000)	3	1,136	87	60	-	1,285	0	1,060	58	35	-	1,153
Cost Applicable to Sales (US$000)	97	44,467	3,398	3,641	-	51,602	11	52,977	2,890	2,839	-	58,718
Divide:
Volume Sold	127	3,856,346	2,218	1,254	-	Not Applicable	12	4,132,034	1,993	1,520	-	Not Applicable
CAS	763	11.53	1,532	2,903	-	No Applicable	920	12.82	1,450	1,868	-	No Applicable

	UCHUCCHACUA
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	123	92,188	5,763	4,262	-	102,336	25	110,351	6,356	4,825	-	121,557
Add:
Exploration Expenses (US$000)	38	28,292	1,769	1,308	-	31,406	6	25,160	1,449	1,100	-	27,715
Commercial Deductions (US$000)	46	37,877	2,348	6,006	-	46,277	7	37,753	2,161	5,457	-	45,379
Selling Expenses (US$000)	6	4,173	261	193	-	4,632	1	3,225	186	141	-	3,552
Cost Applicable to Sales (US$000)	212	162,529	10,140	11,770	-	184,651	39	176,490	10,152	11,523	-	198,203
Divide:
Volume Sold	279	14,739,128	8,350	5,295	-	Not Applicable	38	12,666,673	6,560	4,750	-	Not Applicable
CAS	758	11.03	1,214	2,223	-	No Applicable	1,014	13.93	1,548	2,426	-	No Applicable

	LA ZANJA
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	25,017	652	-	-	-	25,669	19,179	454	-	-	-	19,633
Add:
Exploration Expenses (US$000)	487	13	-	-	-	500	6	0	-	-	-	6
Commercial Deductions (US$000)	112	2	-	-	-	114	53	6	-	-	-	59
Selling Expenses (US$000)	251	7	-	-	-	258	244	6	-	-	-	250
Cost Applicable to Sales (US$000)	25,868	673	-	-	-	26,541	19,482	466	-	-	-	19,948
Divide:
Volume Sold	35,430	62,569	-	-	-	Not Applicable	37,706	68,585	-	-	-	Not Applicable
CAS	730	10.76	-	-	-	Not Applicable	517	6.79	-	-	-	Not Applicable

	LA ZANJA
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	89,816	1,787	-	-	-	91,603	105,795	3,213	-	-	-	109,008
Add:
Exploration Expenses (US$000)	591	12	-	-	-	603	41	1	-	-	-	42
Commercial Deductions (US$000)	293	15	-	-	-	307	194	18	-	-	-	212
Selling Expenses (US$000)	1,032	21	-	-	-	1,053	1,171	36	-	-	-	1,207
Cost Applicable to Sales (US$000)	91,732	1,835	-	-	-	93,566	107,201	3,268	-	-	-	110,469
Divide:
Volume Sold	151,189	229,055	-	-	-	Not Applicable	142,299	324,151	-	-	-	Not Applicable
CAS	607	8.01	-	-	-	No Applicable	753	10.08	-	-	-	Not Applicable

	BROCAL
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,539	4,161	3,024	14,093	22,826	45,643	1,759	7,066	5,641	10,475	22,449	47,390
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,487	3,876	2,072	16,196	31,330	55,962	1,925	3,992	2,269	6,903	25,762	40,851
Selling Expenses (US$000)	88	239	174	809	1,310	2,620	134	539	431	799	1,713	3,617
Cost Applicable to Sales (US$000)	4,115	8,276	5,270	31,098	55,466	104,225	3,818	11,597	8,340	18,177	49,924	91,858
Divide:
Volume Sold	3,931	763,176	4,138	16,784	12,738	Not Applicable	2,835	881,192	5,870	12,586	9,150	Not Applicable
CAS	1,047	10.84	1,273	1,853	4,354	Not Applicable	1,347	13.16	1,421	1,444	5,456	Not Applicable

	BROCAL
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6,773	12,161	9,878	45,506	92,224	166,542	4,258	21,024	15,244	42,157	68,711	151,394
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	9,028	9,971	5,490	39,944	114,012	178,444	4,847	13,583	6,669	24,622	81,479	131,200
Selling Expenses (US$000)	419	752	611	2,815	5,704	10,301	255	1,258	912	2,522	4,110	9,056
Cost Applicable to Sales (US$000)	16,220	22,884	15,979	88,265	211,940	355,287	9,359	35,865	22,826	69,301	154,300	291,650
Divide:
Volume Sold	13,062	1,696,176	11,874	48,806	45,572	Not Applicable	7,181	2,637,215	16,739	43,297	28,991	Not Applicable
CAS	1,242	13.49	1,346	1,808	4,651	No Applicable	1,303	13.60	1,364	1,601	5,322	Not Applicable

	NON MINING COMPANIES
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,886	-	-	-	-	-	5,678
Add:
Selling Expenses (US$000)	-	-	-	-	-	867	-	-	-	-	-	886
Total (US$000)	-	-	-	-	-	3,753	-	-	-	-	-	6,564

	NON MINING COMPANIES
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	11,237	-	-	-	-	-	38,435
Add:
Selling Expenses (US$000)	-	-	-	-	-	2,278	-	-	-	-	-	2,220
Total (US$000)	-	-	-	-	-	13,515	-	-	-	-	-	40,655

	BUENAVENTURA CONSOLIDATED
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	48,042	38,887	6,788	17,512	22,906	137,021	46,987	48,695	9,182	12,829	22,502	145,874
Add:
Exploration Expenses (US$000)	14,228	12,969	1,431	1,268	48	29,943	9,751	11,946	1,174	799	21	23,691
Commercial Deductions (US$000)	2,808	15,793	3,571	19,588	31,347	73,107	2,098	19,738	3,824	9,560	25,778	60,998
Selling Expenses (US$000)	800	1,756	359	993	1,312	6,087	579	1,954	599	930	1,715	6,664
Cost Applicable to Sales (US$000)	65,877	69,406	12,149	39,361	55,613	246,158	59,416	82,333	14,779	24,119	50,016	237,227
Divide:
Volume Sold	85,836	5,938,481	8,304	19,963	12,779	Not Applicable	93,352	6,571,227	10,302	16,087	9,176	Not Applicable
CAS	767	11.69	1,463	1,972	4,352	Not Applicable	636	12.53	1,434	1,499	5,451	Not Applicable

	BUENAVENTURA CONSOLIDATED
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	185,451	139,900	22,439	57,140	92,399	508,566	214,531	169,249	28,697	53,238	68,953	573,102
Add:
Exploration Expenses (US$000)	43,804	43,849	4,468	3,941	87	96,149	40,493	41,191	4,395	3,499	121	89,699
Commercial Deductions (US$000)	10,058	57,778	10,774	51,746	114,058	244,413	5,405	62,711	12,077	34,392	81,560	196,145
Selling Expenses (US$000)	2,517	6,422	1,287	3,520	5,709	21,733	2,267	6,089	1,553	3,116	4,120	19,365
Cost Applicable to Sales (US$000)	241,831	247,949	38,968	116,346	212,252	870,861	262,696	279,240	46,721	94,245	154,754	878,311
Divide:
Volume Sold	354,116	21,863,019	29,678	62,829	45,674	Not Applicable	364,831	20,811,046	32,389	55,529	29,094	Not Applicable
CAS	683	11.34	1,313	1,852	4,647	Not Applicable	720	13.42	1,443	1,697	5,319	Not Applicable

	COIMOLACHE
	4Q 2016						4Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15,769	686	-	-	-	16,455	16,925	1,368	-	-	-	18,292
Add:
Exploration Expenses (US$000)	6,001	261	-	-	-	6,262	1,578	128	-	-	-	1,706
Commercial Deductions (US$000)	40	2	-	-	-	41	267	30	-	-	-	298
Selling Expenses (US$000)	306	13	-	-	-	319	381	31	-	-	-	412
Cost Applicable to Sales (US$000)	22,116	962	-	-	-	23,077	19,151	1,556	-	-	-	20,708
Divide:
Volume Sold	41,454	129,123	-	-	-	Not Applicable	49,363	294,995	-	-	-	Not Applicable
CAS	534	7.45	-	-	-	Not Applicable	388	5.28	-	-	-	Not Applicable

	COIMOLACHE
	FY 2016						FY 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	58,809	3,886	-	-	-	62,695	55,952	4,576	-	-	-	60,527
Add:
Exploration Expenses (US$000)	12,804	846	-	-	-	13,650	12,598	1,030	-	-	-	13,628
Commercial Deductions (US$000)	474	42	-	-	-	516	776	71	-	-	-	847
Selling Expenses (US$000)	1,058	70	-	-	-	1,128	1,028	84	-	-	-	1,112
Cost Applicable to Sales (US$000)	73,145	4,844	-	-	-	77,989	70,353	5,761	-	-	-	76,114
Divide:
Volume Sold	148,781	721,891	-	-	-	Not Applicable	143,791	874,271	-	-	-	Not Applicable
CAS	492	6.71	-	-	-	No Applicable	489	6.59	-	-	-	Not Applicable

APPENDIX 6: ALL-IN SUSTAINING COST

All-in Sustaining Cost for 4Q16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q16		4Q16		4Q16		4Q16
Au Ounces Sold BVN		81,622
Au Ounces bought from La Zanja		-35,147
Au Ounces Sold Net		46,475		34,505		41,454		81,405

	4Q16		4Q16		4Q16		4Q16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	68,722	1,479	26,510	768	16,455	397	89,386	1,098
Exploration in Operating Units	29,443	634	3,076	89	6,262	151	33,586	413
Royalties	4,325	93	0	0	0	0	4,325	53
Comercial Deductions[4]	17,032	366	551	16	41	1	17,341	213
Selling Expenses	2,394	52	205	6	319	8	2,631	32
Administrative Expenses[5]	12,215	263	338	10	2,345	57	13,335	164
Other Expenses	0	0	2,143	62	1,742	42	1,836	23
Other Incomes	-5,093	-110	-4,513	-131	-2,818	-68	-8,618	-106
Administrative charges	0	0	1,539	45	514	12	1,023	13
Sustaining Capex[6]	21,117	454	3,098	90	8,581	207	26,201	322

By-product Credit	-110,761	-2,383	-1,063	-31	-2,149	-52	-112,187	-1,378

All-in Sustaining Cost	39,394	848	31,883	924	31,293	755	68,858	846

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3.	For Buenaventura does not consider purchase of concentrate from La Zanja.
4.	For all metals produced.
5.	For Buenaventura, does not consider management services charged to subsidiaries.
6.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 4Q15

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable Production[2]
	4Q15		4Q15		4Q15		4Q15
Au Ounces Sold BVN		90,462
Au Ounces bought from La Zanja		-37,652
Au Ounces Sold Net		52,810		37,847		49,363		92,684

	4Q15		4Q15		4Q15		4Q15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	78,768	1,492	19,617	518	18,292	371	96,511	1,041
Exploration in Operating Units	25,492	483	549	15	1,706	35	26,467	286
Royalties	5,041	95	0	0	0	0	5,041	54
Comercial Deductions[4]	20,088	380	873	23	298	6	20,671	223
Selling Expenses	1,913	36	254	7	411	8	2,212	24
Administrative Expenses[5]	11,481	217	1,051	28	821	17	12,368	133
Other Expenses	0	0	4,018	106	1,502	30	2,734	30
Other Incomes	-2,898	-55	-5,638	-149	-2,249	-46	-6,791	-73
Other administrative charges	0	0	2,718	72	564	11	1,668	18
Sustaining Capex[6]	16,209	307	1,592	42	15,865	321	23,414	253

By-product Credit	-93,749	-1,775	-977	-26	-4,346	-88	-96,010	-1,036

All-in Sustaining Cost	62,345	1,181	24,057	636	32,864	666	88,286	953

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A. (Does not consider El Brocal)
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3.	For Buenaventura does not consider purchase of concentrate from La Zanja.
4.	For all metals produced.
5.	For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.
6.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for FY16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY16		FY16		FY16		FY16
Au Ounces Sold BVN		340,879
Au Ounces bought from La Zanja		-150,145
Au Ounces Sold Net		190,735		142,207		148,781		325,844

	FY16		FY16		FY16		FY16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	272,452	1,428	86,514	608	62,695	421	343,494	1,054
Exploration in Operating Units	95,546	501	5,222	37	13,650	92	103,790	319
Royalties	19,824	104	0	0	0	0	19,824	61
Comercial Deductions[4]	65,663	344	3,163	22	516	3	67,548	207
Selling Expenses	8,216	43	937	7	1,128	8	9,165	28
Administrative Expenses[5]	49,286	258	1,979	14	4,144	28	51,998	160
Other Expenses	0	0	8,721	61	6,583	44	7,267	22
Other Incomes	-10,255	-54	-17,258	-121	-8,710	-59	-22,904	-70
Administrative charges	0	0	4,301	30	1,372	9	2,832	9
Sustaining Capex[6]	54,930	288	14,995	105	27,064	182	73,738	226

By-product Credit	-419,793	-2,201	-3,864	-27	-12,418	-83	-426,822	-1,310

All-in Sustaining Cost	135,870	712	104,709	736	96,023	645	229,929	706

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3.	For Buenaventura does not consider purchase of concentrate from La Zanja.
4.	For all metals produced.
5.	For Buenaventura, does not consider management services charged to subsidiaries.
6.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for FY15

	Buenaventura[1]		La Zanja		Coimolache		Attributable Production[2]
	FY15		FY15		FY15		FY15
Au Ounces Sold BVN		373,548
Au Ounces bought from La Zanja		-142,129
Au Ounces Sold Net		231,419		138,465		143,791		362,541

	FY15		FY15		FY15		FY15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	307,709	1,330	106,749	771	60,527	421	388,619	1,072
Exploration in Operating Units	91,548	396	8,995	65	13,628	95	101,785	281
Royalties	21,942	95	0	0	0	0	21,942	61
Comercial Deductions[4]	64,799	280	3,367	24	847	6	66,925	185
Selling Expenses	7,001	30	1,207	9	1,112	8	8,087	22
Administrative Expenses[5]	47,125	204	2,251	16	2,185	15	49,195	136
Other Expenses	0	0	14,174	102	7,136	50	10,382	29
Other Incomes	-6,881	-30	-21,676	-157	-9,270	-64	-22,099	-61
Other administrative charges	0	0	8,190	59	1,369	10	4,894	14
Sustaining Capex[6]	38,861	168	27,615	199	48,509	337	72,964	201

By-product Credit	-320,485	-1,385	-4,947	-36	-13,468	-94	-328,510	-906

All-in Sustaining Cost	251,619	1,087	145,926	1,054	112,575	783	374,184	1,032

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A. (Does not consider El Brocal)
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3.	For Buenaventura does not consider purchase of concentrate from La Zanja.
4.	For all metals produced.
5.	For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.
6.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 7

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of December 31, 2016 and December 31, 2015
	2,016	2,015
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	80,544	78,519
Trade and other accounts receivable, net	269,089	219,862
Income tax credit	19,956	45,919
Prepaid expenses	11,392	8,231
Inventory, net	120,947	101,473
	501,928	454,004
Assets classified as held for sale	-	15,592
	501,928	469,596

Non-current assets
Trade and other receivables, net	166,048	162,567
Long-term inventory	14,027	26,029
Long-term income tax credit	3,660	-
Investment in associates	1,536,607	2,043,983
Mining concessions, development costs, property, plant and equipment, net	1,960,025	1,747,624
Investment properties, net	10,089	10,719
Deferred income tax asset, net	25,881	41,574
Prepaid expenses	30,431	29,235
Other assets	17,719	15,854
	3,764,487	4,077,585

Total assets	4,266,415	4,547,181

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	55,000	285,302
Trade and other payables	273,440	247,114
Provisions	62,502	49,829
Income tax payable	8,686	2,444
Embedded derivatives for sale of concentrate, net	1,524	1,694
Financial obligations	40,110	33,394
Hedge derivative financial instruments	3,863	10,643
	445,125	630,420

Liabilities directly associated with assets classified as held for sale	-	20,611
	445,125	651,031

Non-current liabilities
Trade and other payables	15,982	15,057
Provisions	174,190	141,885
Financial obligations	552,232	320,316
Contingent consideration liability	19,343	16,994
Deferred income tax liability, net	12,330	12,662
	774,077	506,914

Total liabilities	1,219,202	1,157,945

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	1,396
Additional paid-in capital	218,450	219,055
Legal reserve	162,744	162,714
Other reserves	269	269
Retained earnings	1,690,123	2,024,895
Other reserves of equity	(1,783)	2,240
Shareholders’ equity, net attributable to owners of the parent	2,821,091	3,161,066
Non-controlling interest	226,122	228,170
Total shareholders’ equity, net	3,047,213	3,389,236

Total liabilities and shareholders’ equity, net	4,266,415	4,547,181
	-	-

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and twelve month periods ended December 31, 2016 and 2015
	For the three month period ended December, 31		For the twelve month period ended December, 31
	2,016	2,015	2,016	2,015
	US$(000)	US$(000)	US$(000)	US$(000)
Continuing operations
Operating income
Net sales of goods	269,360	219,766	1,015,670	846,269
Net sales of services	11,923	8,141	28,782	50,839
Royalty income	5,846	7,214	24,339	32,414
Total operating income	287,129	235,121	1,068,791	929,522

Operating costs
Cost of sales, without considering depreciation and amortization	(134,618)	(132,580)	(497,812)	(513,490)
Cost of services, without considering depreciation and amortization	(2,403)	(13,294)	(10,754)	(59,612)
Exploration in operating units	(29,943)	(23,691)	(96,149)	(89,699)
Depreciation and amortization	(54,606)	(63,505)	(192,647)	(232,583)
Mining royalties	(7,236)	(5,344)	(27,611)	(27,188)
Total operating costs	(228,806)	(238,414)	(824,973)	(922,572)

Gross profit (loss)	58,323	(3,293)	243,818	6,950

Operating expenses, net
Administrative expenses	(23,644)	(25,566)	(81,692)	(84,372)
Exploration in non-operating areas	(11,765)	(4,950)	(26,589)	(30,610)
Selling expenses	(6,087)	(6,664)	(21,733)	(19,365)
Provision for impairment of long-lived assets	-	-	-	(3,803)
Other, net	7,960	(3,010)	18,392	(5,735)
Total operating expenses, net	(33,536)	(40,190)	(111,622)	(143,885)

Operating profit (loss)	24,787	(43,483)	132,196	(136,935)

Other income (expense), net
Share in the results of associates under equity method	(402,543)	(234,996)	(365,321)	(173,375)
Financial costs	(4,995)	(6,494)	(31,580)	(27,572)
Net gain (loss) from currency exchange difference	1,383	(6,176)	2,638	(13,693)
Financial income	769	8,585	6,830	11,026
Total other income, net	(405,386)	(239,081)	(387,433)	(203,614)

Profit (loss) before income tax	(380,599)	(282,564)	(255,237)	(340,549)

Current income tax	(7,085)	(3,666)	(39,444)	(14,222)
Deferred income tax	(8,794)	(15,031)	(14,060)	(541)

Profit (loss) from continuing operations	(396,478)	(301,261)	(308,741)	(355,312)

Discontinued operations
Loss from discontinued operations	(12,691)	(14,036)	(19,073)	(20,233)
Net loss	(409,169)	(315,297)	(327,814)	(375,545)

Attributable to:
Owners of the parent	(405,864)	(292,554)	(323,492)	(317,210)
Non-controlling interest	(3,305)	(22,743)	(4,322)	(58,335)
	(409,169)	(315,297)	(327,814)	(375,545)

Basic and diluted loss per share attributable to
equity holders of the parent, stated in U.S. dollars	(1.60)	(1.15)	(1.27)	(1.25)

Weighted average number of shares outstanding
(common and investment), in units	254,186,867	254,186,867	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and twelve month periods ended December 31, 2016 and 2015
	For the three month period ended December, 31		For the twelve month period ended December, 31
	2016	2015	2016	2015
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	325,469	243,306	1,003,422	965,273
Proceeds from dividends	2,414	1,916	142,340	6,691
Value Added Tax recovered	11,939	6,908	117,661	81,692
Royalty received	5,974	10,017	25,961	38,983
Interest received	374	1,153	2,140	3,650
Payments to suppliers and third-parties	(155,803)	(173,546)	(672,419)	(727,017)
Payments to employees	(32,894)	(47,409)	(138,113)	(175,329)
Payments of interest	(15,197)	(4,235)	(34,138)	(21,518)
Payments of mining royalties	(4,643)	(5,429)	(20,052)	(22,836)
Payment of income taxes	(21,235)	(4,943)	(35,401)	(22,330)

Net cash and cash equivalents provided by operating activities	116,398	27,738	391,401	127,259

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	1,529	2,892	7,180	5,481
Acquisitions of mining concessions, development costs, property, plant and equipment	(127,170)	(44,759)	(366,834)	(211,286)
Loans granted to associates	-	(104,000)	-	(124,800)
Loans granted to third parties	-	(829)	-	(829)
Payments for acquisitions of other assets	(5,222)	(10,238)	(5,222)	(10,238)
Proceeds from loan to third parties	-	(141)	-	-
Opening of time deposits	-	7,350	-	-

Net cash and cash equivalents used in investing activities	(130,863)	(149,725)	(364,876)	(341,672)

Financing activities
Proceeds from financial obligations	-	(9,704)	275,210	296
Proceeds from bank loans	24,649	104,503	200,500	344,503
Payments of bank loans	(27,197)	-	(442,957)	(90,000)
Payments of financial obligations	(8,296)	(21)	(33,476)	(29,891)
Dividends paid to controlling interest	(7,612)	70	(7,621)	-
Dividends paid to non-controlling interest	(1,691)	(2,440)	(7,400)	(10,488)
Acquisition of non-controlling interest	-	-	(5,459)	-
Increase of restricted bank accounts	1,924	-	(2,087)	-
Repurchase of treasury shares	-	-	(1,210)	-

Net cash and cash equivalents provided by (used in) financing activities	(18,223)	92,408	(24,500)	214,420

Net increase (decrease) in cash and cash equivalents during the period	(32,688)	(29,579)	2,025	7
Cash and cash equivalents at the beginning of the period	113,232	108,098	78,519	78,512

Cash and cash equivalents at period-end	80,544	78,519	80,544	78,519

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2016	2015	2016	2015
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	(409,169)	(315,297)	(327,814)	(375,545)

Plus (less):
Depreciation and amortization	54,606	63,505	192,647	232,583
Reversal (provision) for impairment loss of inventories	(2,941)	(973)	(12,086)	12,737
Net loss (gain) on sales of mining concessions, property, plant and equipment	(9,252)	(14,060)	(7,180)	(440)
Net loss (gain) from currency exchange difference	(1,383)	6,176	(2,638)	13,693
Provision for impairment of long–lived assets	-	-	2,043	11,255
Accretion expense of provision for closure of mining units and exploration projects	2,258	412	5,068	3,343
Net share in results of associates	402,543	234,996	365,321	173,375
Loss attributable to non-controlling interest	3,305	22,743	4,322	58,335
Deferred income tax expense (income)	8,794	15,031	14,060	541
Provision for estimated fair value of embedded derivatives related to concentrate	3,807	(732)	(5,491)	(7,079)
sales and adjustments on open liquidations
Hedge derivative instruments	3,745	-	3,745	-
Other net	3,816	(508)	(596)	(30,111)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	31,225	(125,467)	(37,010)	(73,497)
Inventories	13,214	58,592	6,437	70,248
Income tax credit	(1,917)	2,437	22,303	7,827
Prepaid expenses	(4,361)	(27,727)	(7,476)	(20,485)
Increase (decrease) in operating liabilities -
Trade and other accounts payable	19,324	25,779	41,232	(9,431)
Income tax payable	6,242	(165)	6,242	(1,112)
Provisions	(9,872)	81,080	(14,068)	54,331
Proceeds from dividends	2,414	1,916	142,340	6,691

Net cash and cash equivalents provided by operating activities	116,398	27,738	391,401	127,259

CONTACT:
Contacts in Lima:
Carlos Galvez, (511) 419 2540
Chief Financial Officer
or
Daniel Dominguez, (511) 419 2591
Manager of Financial Planning and Investor Relations
daniel.dominguez@buenaventura.pe
or
Rodrigo Echecopar, (511) 419 2609
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
Contacts in NY:
Barbara Cano, 646-452-2334
barbara.cano@mbsvalue.com
or
Company Website: www.buenaventura.pe/ir